DUNDEE CORPORATION REPORTS

FIRST QUARTER 2007 FINANCIAL RESULTS AND

ANNOUNCES THREE FOR ONE STOCK SPLIT

FOR IMMEDIATE RELEASE

Toronto, May 15, 2007 – Dundee Corporation (TSX: DC.A) is reporting its financial results as at and for the three months ended March 31, 2007.  The interim consolidated financial statements, along with Management’s Discussion and Analysis as at and for the three months ended March 31, 2007 will be filed on May 15, 2007.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

On May 14, 2007, the Board of Directors approved, subject to the requisite approval of holders of the class A subordinate voting shares (“Subordinate Voting Shares”) and class B common shares (“Common Shares”), a subdivision of the Corporation’s Subordinate Voting Shares and Common Shares on a three-for-one basis (the “Stock Split”).

Holders of Subordinate Voting Shares and Common Shares will be asked to consider, and if deemed advisable, approve the Stock Split at the Annual and Special Meeting of Shareholders of the Corporation to be held at 10:00 a.m. on June 20, 2007.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 58% controlled subsidiary, Dundee Wealth Management Inc., a company with $62.7 billion in assets under management and administration.  Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Dundee Corporation

Ned Goodman

Joanne Ferstman

President and Chief Executive Officer

Executive Vice President and

(416) 365-5665

Chief Financial Officer

(416) 365-5010